September 28, 2017
VIA EDGAR
Ms. Kim McManus
Senior Attorney
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     Hospitality Properties Trust (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
Definitive Proxy Statement Filed April 24, 2017
File No. 1-11527
Dear Ms. McManus:
The Company is writing in response to your letter dated September 18, 2017. For your convenience, your original comment appears below in bold text and is followed by the Company’s response.
Definitive Proxy Statement Filed April 24, 2017
Related Person Transactions, page 36

1.
We note your discussion of the incentive fee that may be earned by RMR, both here and in note 7 to your financial statements in your Form 10-K. In future Exchange Act periodic reports, please consider expanding your discussion of the incentive fee paid to RMR to illustrate how you calculated the fee. For example, explain the nature of any adjustments to the total shareholder return of the company or the SNL U.S. REIT Hotel Index. In addition, clarify if “total shareholder return” for purposes of your incentive fee calculation differs from “total shareholder return” presented in your performance graph.

Response: In future filings, we will include the following expanded disclosure related to the calculation of the incentive fee:

•	Incentive Fee. The incentive fee which may be earned by RMR LLC for an annual period is calculated as follows:

o	An amount, subject to a cap based on the value of our common shares outstanding, equal to 12% of the product of:

•	our equity market capitalization on the last trading day of the year immediately prior to the relevant measurement period, and

Ms. Kim McManus
September 28, 2017

•
the amount (expressed as a percentage) by which the total returns per share realized by our common shareholders (i.e., share price appreciation plus dividends) exceeds the total shareholder return of the SNL U.S. REIT Hotel Index, or the benchmark return per share, (in each case subject to adjustments for common shares issued by us during the measurement period) for the relevant measurement period.

o	No incentive management fee is payable by us unless our total return per share during the measurement period is positive.

o
The measurement periods are generally three year periods ending with the year for which the incentive fee is being calculated, with shorter periods applicable in the case of the calculation of the incentive fee for 2015 (two years) and 2014 (one year).

o
If our total return per share exceeds 12% per year in any measurement period, the benchmark return per share is adjusted to be the lesser of the total shareholder return of the SNL U.S. REIT Hotel Index for such measurement period and 12% per year, or the adjusted benchmark return per share. In instances where the adjusted benchmark return per share applies, the incentive fee will be reduced if our total return per share is between 200 basis points and 500 basis points below the SNL U.S. REIT Hotel Index by a low return factor, as defined in the business management agreement, and there will be no incentive fee paid if, in these instances, our total return per share is more than 500 basis points below the SNL U.S. REIT Hotel Index.

o
The incentive management fee is subject to a cap. The cap is equal to the value of the number of our common shares which would, after issuance, represent 1.5% of the number of our common shares then outstanding multiplied by the average closing price of our common shares during the 10 consecutive trading days having the highest average closing prices during the final 30 trading days of the relevant measurement period.

o
Incentive fees we paid to RMR LLC for any period may be subject to certain “clawback” if our financial statements for that period are restated due to material non-compliance with any financial reporting requirements under the securities laws as a result of the bad faith, fraud, willful misconduct or gross negligence of RMR LLC and the amount of the incentive fee we paid was greater than the amount we would have paid based on the restated financial statements.

In our future filings, we will also disclose adjustments we made, if any, in calculating the incentive fee payable by us, such as adjustments that may have been made to our total shareholder return per share or the benchmark return per share.
In addition, pursuant to the staff’s comment, we will clarify in future definitive proxy statement filings that “total shareholder return” for purposes of our incentive fee calculation differs from “total shareholder return” presented in our performance graph because “total shareholder return” for purposes of our incentive fee calculation has been determined in accordance with the terms of our business management agreement and includes adjustments for common shares issued during the period and other items whereas “total shareholder return” presented in our performance graph is determined in the same or similar manner as

Ms. Kim McManus
September 28, 2017

each index reflected in our performance graph and does not include such adjustments and other items.
Please call me at (617) 796-8327 if you have any questions or require additional information.
Sincerely,
HOSPITALITY PROPERTIES TRUST
By: /s/ Mark L. Kleifges
Mark L. Kleifges
Chief Financial Officer and Treasurer